Exhibit 3.1

FIFTH AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF ALERE INC.

PURSUANT TO SECTION 242

OF THE GENERAL CORPORATION LAW OF

THE STATE DELAWARE

Alere Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies:

The Board of Directors of the Corporation, by vote of its members, duly adopted, pursuant to Section 242 of the Delaware General Corporation Law (the “DGCL”), an amendment to the Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State on November 19, 2001, as amended, and declared said amendment to be advisable. The amendment was duly adopted by the affirmative vote of the stockholders in accordance with the provisions of Section 242 of the DGCL. The amendment is as follows.

RESOLVED:	That the second paragraph of Article V of the Amended and Restated Certificate of Incorporation of the Corporation be amended to read as follows:

Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called by (i) the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office or (ii) stockholders representing in the aggregate not less than twenty five percent (25%) of the total voting power of the shares of stock of the Corporation, as calculated in accordance with the By-laws of the Corporation. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

RESOLVED:	That Section 4 of Article VI of the Amended and Restated Certificate of Incorporation be amended to read as follows:

4. Vacancies. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, except for a vacancy caused by the removal of a director by the stockholders without cause, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any vacancy occurring as a result of the removal of a director by the stockholders without cause shall be filled by the stockholders. Any Director appointed or elected in accordance with this section shall hold office for a term expiring at the next annual meeting of stockholders (or special meeting in lieu thereof) and until such Director’s successor shall have been duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

IN WITNESS WHEREOF, the Corporation has caused this Fifth Amendment to the Amended and Restated Certificate of Incorporation to be executed on its behalf by its Assistant Secretary as of this 25th day of August, 2014.

Alere Inc.

By:	/s/ Jay McNamara
Name:	Jay McNamara
Title:	Assistant Secretary